                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G

                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
   RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

                       Health Benefits Direct Corporation
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)

                                   42220V 10 7
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                                 (CUSIP Number)

                                December 31, 2005
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             (Date of Event Which Requires Filing of this Statement)

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Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /     Rule 13d-1(b)

         / /     Rule 13d-1(c)

         /X/     Rule 13d-1(d)

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         *    The  remainder  of this  cover  page  shall  be  filled  out for a reporting  person's  initial  filing on this form with  respect  to the
         subject  class  of  securities,   and  for  any  subsequent   amendment
         containing  information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be  deemed to be  "filed"  for the  purpose  of  Section  18 of the
         Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP No. 42220V 10 7                 13G                      Page 2 of 5 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                    Scott Frohman
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY

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     4         CITIZENSHIP OR PLACE OR ORGANIZATION

                    United States of America
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 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,757,013 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              2,757,013 shares
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,757,013 shares
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     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES                                                        / /
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     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    10.3%
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON

                    HC
================================================================================

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CUSIP No. 42220V 10 7                 13G                      Page 3 of 5 Pages
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     Item 1.

     (a)  Name of Issuer:
          Health Benefits Direct Corporation

     (b)  Address of Issuer's Principal Executive Offices:
          2900 Gateway Drive
          Pompano Beach, FL 33069

     Item 2.

          (a)  Name of Person Filing:
               Scott Frohman

          (b)  Address of Principal Business Office, or if none, Residence:
               2900 Gateway Drive, Pompano Beach, FL 33069

          (c)  Citizenship:
               United States of America

          (d)  Title of Class of Securities:
               Common Stock, par value $0.001 per share

          (e)  CUSIP Number:
               42220V 10 7

     Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b)
               or (c), check whether the person filing is a:

     (a)  / /  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  / /  Bank as defined in section 3(a)(6) of the Exchange Act.

     (c)  / /  Insurance  company as defined in section 3(a)(19) of the Exchange
               Act.

     (d)  / /  Investment  company  registered under section 8 of the Investment
               Company Act.

     (e)  / /  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f)  / /  An employee  benefit plan or endowment  fund in  accordance  with
               Rule 13d-1(b)(1)(ii)(F).

     (g)  / /  A parent  holding  company or control  person in accordance  with
               Rule 13d-1(b)(1)(ii)(G).

     (h)  / /  A savings  association  as defined in Section 3(b) of the Federal
               Deposit Insurance Act;

     (i)  / /  A  church  plan  that  is  excluded  from  the  definition  of an investment  company  under  Section  3(c)(14)  of the  Investment
               Company Act.

     (j)  / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Item 4.   Ownership
               The Reporting Person's calculation of its percentage of ownership of the common stock of Health  Benefits Direct  Corporation,  par value $0.001 per share, is based upon 26,691,482 shares of common stock issued and outstanding as of February 6, 2006.

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CUSIP No. 42220V 10 7                 13G                      Page 4 of 5 Pages
-------------------------                                  ---------------------

          (a)  Amount beneficially owned:
               2,757,013

          (b)  Percent of Class:
               10.3%

          (c)  Number of Shares as to which the Reporting Person has:
                    i.   Sole power to vote or to direct to vote: 2,757,013
                    ii.  Shared power to vote or to direct to vote: 0
                    iii. Sole  power to  dispose or to direct the disposition of: 2,757,013
                    iv.  Shared power to dispose or to direct the disposition of: 0

     Item 5.   Ownership of Five Percent or Less of a Class.
               If this  statement  is being  filed to report the fact that as of the  date  hereof  the  reporting  person  has  ceased  to be the beneficial  owner  of more  than  five  percent  of the  class of securities, check the following [ ].

     Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
               Not Applicable.

     Item 7.   Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company.
               Not Applicable.

     Item 8.   Identification and Classification of Members of the Group.
               Not Applicable.

     Item 9.   Notice of Dissolution of Group.
               Not Applicable.

     Item 10.  Certification.
               Not Applicable.

           [The remainder of this page was intentionally left blank.]

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CUSIP No. 42220V 10 7                 13G                      Page 5 of 5 Pages
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                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information  set forth in this statement is true,  complete and correct.

Dated: February 14, 2006

                                                     /s/ Scott Frohman
                                                     ---------------------------
                                                     Scott Frohman